UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SONOS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-38603
(State or other jurisdiction of incorporation or organization)	(Commission file number)

614 Chapala Street Santa Barbara, CA	93101
(Address of principal executive offices)	(Zip code)

Eddie Lazarus (805) 965-3001
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the conflict minerals report is publicly available on our website at https://investors.sonos.com/reports-and-filings/default.aspx.

Item 1.02 Exhibit

A copy of the conflict minerals report is attached hereto as Exhibit 1.01 and incorporated herein by this reference.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report as contemplated by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SONOS, INC.
(Registrant)
By: /s/ Eddie Lazarus	Date: May 30, 2023
Eddie Lazarus Chief Financial Officer and Chief Legal Officer

EXHIBIT INDEX

Exhibit Number	Description
1.01	Conflict Minerals Report as contemplated by Item 1.02 of this Form